April 30, 2014

Ms. Amy Miller & Mr. Ken Ellington U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment No. 109 and Amendment No. 109

Dear Ms. Miller and Mr. Ellington:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned, Liza Orr and Palak Patel, each of ALPS Fund Services, Inc., on Wednesday, April 9, 2014, in connection with your review of Post-Effective Amendment No. 108 (“PEA 108”) and Amendment No. 108 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on February 19, 2014, in connection with the annual update of the Registrant’s registration statement. In addition, this letter responds to comments provided by the Staff in connection with the Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Registrant’s Form N-SAR and Form N-CSR filings for its fiscal year ended December 31, 2013, as filed on February 27, 2014 and March 6, 2014, respectively.

Set forth in the numbered paragraphs below are your comments of April 9, 2014 to PEA 108 and the SOX Review, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus:

1)	Comment: With regard to each Fund’s portfolio turnover rate, at what level is such rate considered to be indicative of frequent and active trading? What is the percentage threshold defined in the Fund’s policy; and if trading activity exceeds the threshold identified in the Fund’s policy, then include applicable disclosure in the “Principal Investment Strategies” and “Principal Risks” sections.

Response: As stated in the “Discussion of Principal and Non-Principal Risks” section of the prospectus, a portfolio turnover rate of 100% or more is considered to be indicative of a Fund’s engaging in frequent and active trading. In addition, with respect to each Fund that has or is expected to have annualized portfolio turnover of 100% or more, the Fund’s “Principal Risks” section includes disclosure regarding portfolio turnover. Although a Fund may engage in frequent and active trading of portfolio securities as a result of its investment strategy, such trading is not an investment strategy of the Fund. Accordingly, the Registrant has not added disclosure about portfolio turnover to the Funds’ “Principal Investment Strategies” disclosure.

2)	Comment: The “Principal Investment Strategies” section for each of the Forward Balanced Allocation Fund, Forward Growth Allocation Fund, Forward Growth & Income Allocation Fund, Forward Income Builder Fund, Forward Income & Growth Allocation Fund and Forward Multi-Strategy Fund should include the strategy of the underlying funds.

Response: Each of the Funds currently includes disclosure in its “Principal Investment Strategies” section regarding the types of underlying funds in which the Fund primarily invests. Because each Fund may invest in several underlying funds and each Fund’s investments in those underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of underlying funds in which a Fund may invest is a clear, informative and efficient means to disclose the principal investments of the Funds to investors. Moreover, the inclusion of an underlying fund’s strategy in a Fund’s “Principal Investment Strategies” section may be misleading should the Fund cease to invest in that underlying fund. In addition, if an investor desires to obtain updated information about a Fund’s specific investments in its underlying funds, the “Principal Investment Strategies” section provides disclosure about how the investor can obtain regularly updated information about the Fund’s investments in such specific underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

3)	Comment: In the footnotes to the “Annual Fund Operating Expenses” table, please confirm that any expense limitation or fee waiver will be in place for a minimum of one year beginning on the effective date of the prospectus.

Response: The Registrant confirms that the contractual expense limitation or fee waivers disclosed in the “Annual Fund Operating Expenses” tables will be in place through April 30, 2015.

4)	Comment: Mortgage-Related and Other Asset-Backed Securities are listed as a principal risk for the Forward Balanced Allocation Fund. Related disclosure should also be included in the “Principal Investment Strategies” section.

Response: Comment accepted. The Registrant has revised the Fund’s “Principal Investment Strategies” section to include disclosure of the Fund’s strategy with respect to investments in mortgage-related and other asset-backed securities.

5)	Comment: For all Funds, confirm the principal risks in the “Principal Risks” section have related disclosure in the “Principal Investment Strategies” section. Conversely, if a strategy type is in the “Principal Investment Strategies,” there should be a corresponding risk in the “Principal Risks” section.

Response: The Registrant believes that the principal risks that are included in each Fund’s “Principal Risks” section reflect the types of instruments and strategies described in the Fund’s “Principal Investment Strategies” section.

6)	Comment: With respect to those Funds that include Derivatives as a principal risk in the “Principal Risks” section, please also add derivatives as strategy type in the “Principal Investment Strategies” section if it is considered a principal risk.

Response: Each Fund that includes Derivatives as a principal risk includes disclosure in its “Principal Investment Strategies” section regarding the types of derivatives in which the Fund may invest to implement its principal investment strategies.

7)	Comment: With respect to the Forward Balanced Allocation Fund, which uses a blended index, if the Fund or affiliate of the Advisor blends the index, the Fund should not use the index as the primary index. The Fund must use an appropriate broad-based market index that is deemed to be “widely recognized and used” as its primary index as defined in Instruction 5 to Item 27(b)(5) of Form N-1A. The Balanced Allocation Blended Index can be used as a secondary index. Please remove such index as a primary index.

Response: Comment accepted.

8)	Comment: With respect to the Forward Balanced Allocation Fund, the “Investment Advisor/Portfolio Manager” section states both: (i) “The Fund is team managed and all investment decisions are made jointly by the team,” and (ii) Nathan Rowader “has primary responsibility for the day-to-day management of Fund.” Please clarify if the Fund is team managed because the two sentences are inconsistent.

Response: In response to this comment, the Registrant has revised the noted disclosure to clarify that the Fund is team managed and that Mr. Rowader leads the Fund’s investment team.

9)	Comment: For plain English, consider listing each portfolio manager’s name, title and length of service separately as bullet points under the “Investment Advisor/Portfolio Manager” section.

Response: The Registrant has determined not to implement these changes at this time but will consider these changes for future updates of its registration statement.

10)	Comment: With respect to the Forward Commodity Long/Short Fund, in the second to last paragraph in the “Principal Investment Strategies” section, revise the explanation of duration. Include the actual duration in the example, using the highest duration possible. Additional detail about the calculation of duration can be included further in the prospectus.

Response: The Registrant confirms that the duration of the Fund as of a recent period will be included in the prospectuses included in the Registrant’s 485(b) filing. In addition, the Registrant believes that the current duration example illustrates for investors how changes in interest rates may impact the value of the Fund based on the Fund’s duration. As currently disclosed, the actual duration of the Fund may vary over time as it is expected to fluctuate within a stated range of the duration of the Barclays 1-5 Year U.S. Government/Credit Bond Index. The Registrant also notes that additional information regarding duration is included in the “Additional Investment Techniques and Risks” section of the Fund’s Statement of Additional Information. Accordingly, no changes have been made in response to this comment.

11)	Comment: With respect to the Forward Endurance Long/Short Fund, in the “Principal Investment Strategies” section it states that the Fund invests in equity securities. Disclose to what extent the Fund invests in equity securities; and if there is a specific range, include the range in the disclosure.

Response: The Fund is primarily an equity fund, and the disclosure in the Fund’s “Principal Investment Strategies” section currently states how the Fund will gain exposure to the equity markets and individual issuers of equity securities. The Registrant confirms that there is not a specific range regarding the extent to which the Fund may invest in equity securities. Accordingly, no changes have been made in response to this comment.

12)	Comment: With respect to the Forward Endurance Long/Short Fund, in the “Principal Investment Strategies” section it states that the Fund “may also invest in securities that are not publicly traded.” Explain what is meant by securities that are not publicly traded and the limitations on these securities. Include appropriate risk disclosure.

Response: In response to this comment, the Registrant has made revisions to the “Principal Investment Strategies” section to clarify the Fund’s strategy with respect to securities that are not publicly traded. In addition, the Registrant notes that additional information regarding restricted securities is included in the Fund’s “Principal Risks” section and the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus.

13)	Comment: With respect to the Forward Endurance Long/Short Fund, in the “Principal Investment Strategies” section it states that the Fund’s short positions may equal 100% of Net Asset Value. Include more prominent disclosure that the Fund can be 100% short and not have long positions. Also include appropriate risk disclosure.

Response: In response to this comment, the Registrant has revised the Fund’s “Principal Investment Strategies” section to more prominently disclose that the Fund’s short positions may equal up to 100% of the Fund’s net asset value. In addition, the Registrant notes that additional information regarding short sales is included in the Fund’s “Principal Risks” section and the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus.

14)	Comment: With respect to the Forward Endurance Long/Short Fund, Cash and Cash Equivalents is listed as a principal risk. Is there a related principal investment strategy? If the risk is included to disclose investment for temporary defensive strategy, then the risk should be removed.

Response: In response to this comment, the Registrant has revised the Fund’s “Principal Investment Strategies” section to include disclosure of the Fund’s strategy with respect to investments in cash and cash equivalents.

SOX Review:

15)	Comment: With respect to the Forward Commodity Long/Short Strategy Fund and Forward Managed Futures Strategy Fund, in the Annual Fund Operating Expenses Tables (“Expense Table”) in the current prospectus, Acquired Fund Fees and Expenses (“AFFE”) includes the expenses of each Fund’s Cayman Subsidiary (each, a “Subsidiary”). The management fee of the Subsidiary should be part of the management fee in the Expense Table and not under AFFE. Similarly, other expenses of the Subsidiary should be disclosed as part of the Fund’s other expenses in the Expense Table. Revise the Expense Tables accordingly and include a footnote indicating that the fee includes the Subsidiary’s management fee. In addition, file the management agreement of each Subsidiary as an exhibit to Part C. For additional guidance, refer to the September 13, 2012 minutes of the AICPA Investment Company Expert Panel.

Response: Comment accepted. The management fee for the Subsidiary is included in the “Management Fee” line item in the Expense Table and other expenses incurred by the Subsidiary are included in the “Other Expenses” line item in the Expense Table.

16)	Comment: With respect to the Forward Endurance Long/Short Fund, the December 31, 2013 Annual Report shows significant holdings in the technology sector. Please explain why the Fund’s investments in this sector are not disclosed in the “Principal Investment Strategies” and “Principal Risks” sections.

Response: The Fund does not have a policy to concentrate in an industry or group of industries. The Fund’s investment strategy is designed to identify trends that may have a disruptive impact on and result in significant changes to global business markets, including new technology developments and the emergence of new industries. As a result, the Fund invests in a wide variety of companies that do not necessarily have similar risk characteristics. The Registrant believes that the principal risks that are included in the Fund’s “Principal Risks” section accurately reflect the types of instruments and strategies described in the Fund’s “Principal Investment Strategies” section.

17)	Comment: With respect to the Forward International Dividend Fund, the December 31, 2013 Annual Report shows significant holdings in the financial sector. Please explain why the Fund’s investments in this sector are not disclosed in the “Principal Investment Strategies” and “Principal Risks” sections.

Response: The Fund does not have a policy to concentrate in an industry or group of industries. The Registrant notes that the current disclosure in the Fund’s “Principal Investment Strategies” section states that the Fund’s investment selection strategy is to select investments based on their fundamental quality, dividend yield, dividend growth potential, valuation and anticipated price appreciation. The Fund seeks to identify attractive investment opportunities without consideration of an issuer’s particular sector or industry and the Registrant anticipates that the industries and sectors in which the Fund is invested will vary over time. The Registrant believes that the principal risks that are included in the Fund’s “Principal Risks” section accurately reflect the types of instruments and strategies described in the Fund’s “Principal Investment Strategies” section, and no changes have been made in response to this comment.

18)	Comment: With respect to the Forward Tactical Enhanced Fund, the December 31, 2013 Annual Report shows significant holdings in exchanged-traded funds (“ETFs”), but the AFFE in the Expense Table was only one basis point. Confirm that the disclosure in the current prospectus is accurate. If the disclosure is correct, provide an explanation of the discrepancy between the prospectus and Annual Report. In addition, please disclose in the Schedule of Investments or Notes to Financial Statements where the shareholder can obtain the financial statements of the ETFs in which the Fund has significant holdings.

Response: The Registrant confirms that the Fund’s Acquired Fund Fees and Expenses have been calculated in accordance with the instructions of Form N-1A. The Annual Report discloses the Fund’s investments as of December 31, 2013, and the Fund’s ETF holdings at other times during its fiscal year may be lower than the Fund’s ETF holdings on that date. Additionally, because the ETFs in which the Fund invests and the amount in which the Fund invests in ETFs may change over time, the Registrant does not believe that it would be helpful to investors to identify where to obtain the financial statements for a particular ETF investment.

19)	Comment: With respect to the Forward Tactical Growth Fund, the December 31, 2013 Annual Report shows significant holdings in ETFs, but the AFFE in the Expense Table was only four basis points. Confirm that the calculation for the current prospectus fee table and the holdings in the Annual Report disclosure are correct. If the disclosures are correct, provide an explanation of the discrepancy between the prospectus and Annual Report. In addition, please disclose in the Schedule of Investments or Notes to Financial Statements where the shareholder can obtain the financial statements of the ETFs in which the Fund has significant holdings.

Response: The Registrant confirms that the Fund’s Acquired Fund Fees and Expenses have been calculated in accordance with the instructions of Form N-1A. The Annual Report discloses the Fund’s investments as of December 31, 2013, and the Fund’s ETF holdings at other times during its fiscal year may be lower than the Fund’s ETF holdings on that date. Additionally, because the ETFs in which the Fund invests and the amount in which the Fund invests in ETFs may change over time, the Registrant does not believe that it would be helpful to investors to identify where to obtain the financial statements for a particular ETF investment.

20)	Comment: With respect to the Forward Total MarketPlus Fund, the December 31, 2013 Annual Report shows significant holdings in ETFs, but AFFE were not included in the Expense Table. Confirm that the calculation for the current prospectus fee table is correct and the holdings in the Annual Report disclosure are correct. If the disclosures are correct, provide an explanation of the discrepancy between the prospectus and Annual Report. In addition, please disclose in the Schedule of Investments or Notes to Financial Statements where the shareholder can obtain the financial statements of the ETFs in which the Fund has significant holdings.

Response: The Fund’s updated Expense Table includes Acquired Fund Fees and Expenses attributable to the Fund’s investments in ETFs and the Registrant has revised the Fund’s “Principal Investment Strategies” and “Principal Risks” sections to include disclosure of the Fund’s strategy with respect to investments in ETFs. The Registrant confirms that the Fund’s Acquired Fund Fees and Expenses have been calculated in accordance with the instructions of Form N-1A. The Annual Report discloses the Fund’s investments as of December 31, 2013, and the Fund’s ETF holdings at other times during its fiscal year may be lower than the Fund’s ETF holdings on that date. Additionally, because the ETFs in which the Fund invests and the amount in which the Fund invests in ETFs may change over time, the Registrant does not believe that it would be helpful to investors to identify where to obtain the financial statements for a particular ETF investment.

21)	Comment: The ratio to average net assets excluding interest expense isn’t required to be disclosed in the “Financial Highlights” of the Shareholder Report. Remove this ratio or place required ratios first with excluding ratios in a less prominent font with a footnote.

Response: The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A and provides relevant information for investors. The Ratio/Supplemental Data information showing operating expenses including reimbursement/waiver reflects the expenses actually paid by a Fund. These expenses are the effective operating expenses that affect a Fund’s total return and distributions. Accordingly, the Registrant believes that this information, in addition to information about a Fund’s operating expenses excluding reimbursement/waiver, is relevant information and may be material to an investor. The Registrant also believes that the current disclosure is clearly labeled and presented. Accordingly, no changes have been made in response to this comment.

22)	Comment: File an amended N-SAR that includes the mark-to-market value of the money market fund per Item 74(w) of Form N-SAR. Also, review previous filings and revise as necessary.

Response: In response to this comment, the Registrant filed amended N-SARs on April 28, 2014.

General:

23)	Comment: On March 27, 2014, Mr. Matthew Curtin submitted to Mr. Brent Fields a request pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 to permit the Registrant to register Advisor Class shares of the Forward EM Corporate Debt Fund. At this time the Staff does not have any objections to the request. Formal approval is forthcoming.

Response: On April 9, 2014, Ms. Miller confirmed the request to register Advisor Class shares of the Forward EM Corporate Debt Fund was granted by the Staff. The Registrant has filed the request via EDGAR as a correspondence filing prior to submitting the 485(b) filing.

24)	Comment: Please file via EDGAR as a correspondence filing a letter responding to the Staff’s comments before submitting the 485(b) filing.

Response: The Registrant has filed this comment and response letter via EDGAR as a correspondence filing prior to submitting the 485(b) filing.

25)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP